

February 24, 2011

Via U.S. Mail and Facsimile at (919) 379-4132

Robert E. Harrison
Chairman, Chief Executive Officer and President
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560

      Re: **Alliance One International, Inc.**
              Form 10-K for the fiscal year ended March 31, 2010
              Filed June 14, 2010
              File No. 001-13684

Dear Mr. Harrison:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Board of Directors, page 6

Compensation of Directors, page 11

1. In future filings please confirm that you will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718. Refer to Item 402(k)(2)(iii) of Regulation S-K.

2. With respect to the stock awards in the stock awards column, in future filings please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial

statements, or discussion in the Management's Discussion and Analysis section. Refer to Instruction to Item 402(k) of Regulation S-K.

Executive Compensation, page 18

Process and Procedure for Determining Compensation of Executive Officers, page 18

3. We note your disclosure in the third paragraph of this section that the market data provided by Mercer "was obtained from independent published compensation surveys." Please advise us whether benchmarking to these independent published compensation surveys is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Grants of Plan-Based Awards Table, page 26

4. Please advise as to why the amounts listed in the Maximum column of the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards for Messrs. Denny and Babb do not appear to match the amounts listed in the MIP Maximum Opportunity column in the table on page 21. Additionally, please advise as to why the amounts for Mr. Babb listed in the Estimated Future Payouts Under Equity Incentive Plan Awards columns do not appear to match the amounts listed in the Estimated Future Payouts Under the Performance – Contingent Awards Granted 6/18/2009 columns in the table on page 22.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor